VIA EDGAR SUBMISSION

June 11, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Aisha Adegbuyi, Esq.

Re:	MainStreet Bancshares, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-3
File No. 333-279617

Ladies and Gentlemen:

MainStreet Bancshares, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective under the Securities Act of 1933, as amended, at 4:00 p.m., Eastern Time, on June 13, 2024, or as soon thereafter as practicable.

Please contact Edward Crosland of Jones Walker LLP, the registrant’s legal counsel, at (202) 203-1088 with any questions or comments.

Very truly yours,

MainStreet Bancshares, Inc.

By:	/s/ Jeff W. Dick
	Name:	Jeff W. Dick
	Title:	Chairman and Chief Executive Officer